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                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. 13)*

                            Dole Food Company, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)
                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                  256605-10-5
                 --------------------------------------------
                                 (CUSIP Number)
                                 Roberta Wieman
                 10900 Wilshire Blvd., Los Angeles, CA  90024
                                (213)  879-6600
- --------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)

                                 August 14, 1996
                 --------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13C to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (c), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                                                SEC 1746 (12-91)

                                   SCHEDULE 13D

- -------------------------                                  ---------------------
- - CUSIP No. 256605-10-5 -                                  - Page 2 of 9 Pages -
- -------------------------                                  ---------------------
- --------------------------------------------------------------------------------
- - 1 - NAME OF REPORTING PERSON                                                 -
- -   - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                        -
- -   -                                                                          -
- -   -              David H. Murdock                                            -
- -   -                                                                          -
- --------------------------------------------------------------------------------
- - 2 - CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /-
- -   -                                                                   (b) /X/-
- -   -                                                                          -
- -   -                                                                          -
- --------------------------------------------------------------------------------
- - 3 - SEC USE ONLY                                                             -
- -   -                                                                          -
- -   -                                                                          -
- --------------------------------------------------------------------------------
- - 4 - SOURCE OF FUNDS*                                                         -
- -   -                                                                          -
- -   -      N/A                                                                 -
- --------------------------------------------------------------------------------
- - 5 - CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              / /-
- -   -       PURSUANT TO ITEMS 2(d) or 2(e)                                     -
- -   -                                                                          -
- --------------------------------------------------------------------------------
- - 6 - CITIZENSHIP OR PLACE OF ORGANIZATION                                     -
- -   -                                                                          -
- -   -       U.S.                                                               -
- --------------------------------------------------------------------------------
- -                  - 7 - SOLE VOTING POWER                                     -
- -                  -   -                                                       -
- -                  -   -    10,989,278                                         -
- -     NUMBER OF    -------------------------------------------------------------
- -      SHARES      - 8 - SHARED VOTING POWER                                   -
- -    BENEFICIALLY   -   -
- -
- -     OWNED BY     -   -                                                       -
- -       EACH       -------------------------------------------------------------
- -    REPORTING     - 9 - SOLE DISPOSITIVE POWER
- -
- -      PERSON      -   -                                                       -
- -       WITH       -   -    10,989,278                                         -
- -                  -------------------------------------------------------------
- -                  -10 - SHARED DISPOSITIVE POWER                              -
- -                  -   -                                                       -
- --------------------------------------------------------------------------------
- -11 - AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON             -
- -   -                                                                          -
- -   -    10,989,278                                                            -
- --------------------------------------------------------------------------------
- -12 - CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ /-
- -   -                                                                          -
- -   -                                                                          -
- --------------------------------------------------------------------------------
- -13 - PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                       -
- -   -                                                                          -
- -   -    18.2%                                                                 -
- --------------------------------------------------------------------------------
- -14 - TYPE OF REPORTING PERSON                                                 -
- -   -                                                                          -
- -   -     IN                                                                   -
- --------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

- -------------------------                                  ---------------------
- - CUSIP No. 265506-10-5 -                                  - Page 3 of 9 Pages -
- -------------------------                                  ---------------------
- --------------------------------------------------------------------------------
- - 1 - NAME OF REPORTING PERSON                                                 -
- -   - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                        -
- -   -                                                                          -
- -   -              Flexi-Van Corporation                                       -
- -   -                                                                          -
- --------------------------------------------------------------------------------
- - 2 - CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /-
- -   -                                                                   (b) /X/-
- -   -                                                                          -
- -   -                                                                          -
- --------------------------------------------------------------------------------
- - 3 - SEC USE ONLY                                                             -
- -   -                                                                          -
- -   -                                                                          -
- --------------------------------------------------------------------------------
- - 4 - SOURCE OF FUNDS*                                                         -
- -   -                                                                          -
- -   -      N/A                                                                 -
- --------------------------------------------------------------------------------
- - 5 - CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              / /-
- -   -       PURSUANT TO ITEMS 2(d) or 2(e)                                     -
- -   -                                                                          -
- --------------------------------------------------------------------------------
- - 6 - CITIZENSHIP OR PLACE OF ORGANIZATION                                     -
- -   -                                                                          -
- -   -       Delaware                                                           -
- --------------------------------------------------------------------------------
- -                  - 7 - SOLE VOTING POWER                                     -
- -                  -   -                                                       -
- -                  -   -     1,240,310                                         -
- -     NUMBER OF    -------------------------------------------------------------
- -      SHARES      - 8 - SHARED VOTING POWER                                   -
- -    BENEFICIALLY   -   -
- -
- -     OWNED BY     -   -                                                       -
- -       EACH       -------------------------------------------------------------
- -    REPORTING     - 9 - SOLE DISPOSITIVE POWER
- -
- -      PERSON      -   -                                                       -
- -       WITH       -   -     1,240,310                                         -
- -                  -------------------------------------------------------------
- -                  -10 - SHARED DISPOSITIVE POWER                              -
- -                  -   -                                                       -
- --------------------------------------------------------------------------------
- -11 - AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON             -
- -   -                                                                          -
- -   -     1,240,310                                                            -
- --------------------------------------------------------------------------------
- -12 - CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ /-
- -   -                                                                          -
- -   -                                                                          -
- --------------------------------------------------------------------------------
- -13 - PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                       -
- -   -                                                                          -
- -   -     2.1%                                                                 -
- --------------------------------------------------------------------------------
- -14 - TYPE OF REPORTING PERSON*                                                -
- -   -                                                                          -
- -   -     CO                                                                   -
- --------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

- -------------------------                                  ---------------------
- - CUSIP No. 256605-10-5 -                                  - Page 4 of 9 Pages -
- -------------------------                                  ---------------------
- --------------------------------------------------------------------------------
- - 1 - NAME OF REPORTING PERSON                                                 -
- -   - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                        -
- -   -                                                                          -
- -   -              Flexi-Van Leasing, Inc.                                     -
- -   -                                                                          -
- --------------------------------------------------------------------------------
- - 2 - CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /-
- -   -                                                                   (b) /X/-
- -   -                                                                          -
- -   -                                                                          -
- --------------------------------------------------------------------------------
- - 3 - SEC USE ONLY                                                             -
- -   -                                                                          -
- -   -                                                                          -
- --------------------------------------------------------------------------------
- - 4 - SOURCE OF FUNDS*                                                         -
- -   -                                                                          -
- -   -      N/A                                                                 -
- --------------------------------------------------------------------------------
- - 5 - CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              / /-
- -   -       PURSUANT TO ITEMS 2(d) or 2(e)                                     -
- -   -                                                                          -
- --------------------------------------------------------------------------------
- - 6 - CITIZENSHIP OR PLACE OF ORGANIZATION                                     -
- -   -                                                                          -
- -   -       Delaware                                                           -
- --------------------------------------------------------------------------------
- -                  - 7 - SOLE VOTING POWER                                     -
- -                  -   -                                                       -
- -                  -   -     1,240,310                                         -
- -     NUMBER OF    -------------------------------------------------------------
- -      SHARES      - 8 - SHARED VOTING POWER                                   -
- -    BENEFICIALLY   -   -
- -
- -     OWNED BY     -   -                                                       -
- -       EACH       -------------------------------------------------------------
- -    REPORTING     - 9 - SOLE DISPOSITIVE POWER
- -
- -      PERSON      -   -                                                       -
- -       WITH       -   -     1,240,310                                         -
- -                  -------------------------------------------------------------
- -                  -10 - SHARED DISPOSITIVE POWER                              -
- -                  -   -                                                       -
- --------------------------------------------------------------------------------
- -11 - AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON             -
- -   -                                                                          -
- -   -     1,240,310                                                            -
- --------------------------------------------------------------------------------
- -12 - CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ /-
- -   -                                                                          -
- -   -                                                                          -
- --------------------------------------------------------------------------------
- -13 - PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                       -
- -   -                                                                          -
- -   -     2.1%                                                                 -
- --------------------------------------------------------------------------------
- -14 - TYPE OF REPORTING PERSON*                                                -
- -   -                                                                          -
- -   -     CO                                                                   -
- --------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

- -------------------------                                  ---------------------
- - CUSIP No. 256605-10-5 -                                  - Page 5 of 9 Pages -
- -------------------------                                  ---------------------
- --------------------------------------------------------------------------------
- - 1 - NAME OF REPORTING PERSON                                                 -
- -   - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                        -
- -   -                                                                          -
- -   -              Flexi-Van Delaware, Inc.                                    -
- -   -                                                                          -
- --------------------------------------------------------------------------------
- - 2 - CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /-
- -   -                                                                   (b) /X/-
- -   -                                                                          -
- -   -                                                                          -
- --------------------------------------------------------------------------------
- - 3 - SEC USE ONLY                                                             -
- -   -                                                                          -
- -   -                                                                          -
- --------------------------------------------------------------------------------
- - 4 - SOURCE OF FUNDS*                                                         -
- -   -                                                                          -
- -   -      N/A                                                                 -
- --------------------------------------------------------------------------------
- - 5 - CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              / /-
- -   -       PURSUANT TO ITEMS 2(d) or 2(e)                                     -
- -   -                                                                          -
- --------------------------------------------------------------------------------
- - 6 - CITIZENSHIP OR PLACE OF ORGANIZATION                                     -
- -   -                                                                          -
- -   -       Delaware                                                           -
- --------------------------------------------------------------------------------
- -                  - 7 - SOLE VOTING POWER                                     -
- -                  -   -                                                       -
- -                  -   -     1,240,310                                         -
- -     NUMBER OF    -------------------------------------------------------------
- -      SHARES      - 8 - SHARED VOTING POWER                                   -
- -    BENEFICIALLY   -   -
- -
- -     OWNED BY     -   -                                                       -
- -       EACH       -------------------------------------------------------------
- -    REPORTING     - 9 - SOLE DISPOSITIVE POWER
- -
- -      PERSON      -   -                                                       -
- -       WITH       -   -     1,240,310                                         -
- -                  -------------------------------------------------------------
- -                  -10 - SHARED DISPOSITIVE POWER                              -
- -                  -   -                                                       -
- --------------------------------------------------------------------------------
- -11 - AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON             -
- -   -                                                                          -
- -   -     1,240,310                                                            -
- --------------------------------------------------------------------------------
- -12 - CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ /-
- -   -                                                                          -
- -   -                                                                          -
- --------------------------------------------------------------------------------
- -13 - PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                       -
- -   -                                                                          -
- -   -     2.1%                                                                 -
- --------------------------------------------------------------------------------
- -14 - TYPE OF REPORTING PERSON*                                                -
- -   -                                                                          -
- -   -     CO                                                                   -
- --------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                             Page 6 of 9 Pages


This Schedule 13D, as previously amended, relating to the Common Stock of Dole Food Company, Inc. ("Dole"), is hereby further amended with respect to the items set forth below. This amendment is being filed to update certain information from the previous amendment, including the number of shares of Common Stock held by the Reporting Person.


ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended in its entirety by substituting the following:

See Item 5 for information concerning the sale of 2,875,000 shares and a forward contract relating to the disposition of up to an additional 2,875,000 shares of the Common Stock of Dole held by the Murdock Trust.

Mr. Murdock continues to regard the Dole stock as an attractive investment. Based on his continuing evaluation of Dole, alternative investment opportunities and all other factors deemed relevant, he may in the future elect to sell all or a portion of his remaining Dole shares or, assuming the availability of additional shares at prices regarded as acceptable, and subject to applicable law, elect to acquire additional shares of Dole for investment on the open market or in privately negotiated transactions.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended in its entirety by substituting the following:

Mr. Murdock has beneficial ownership of 10,989,278 (approximately 18.2%) of the outstanding shares of Dole Common Stock. Of such shares, 9,388,622 shares are held by Mr. Murdock as sole trustee of the Murdock Trust. In accordance with Rule 13d-3(d)(1)(i), this computation of shares beneficially owned by Mr. Murdock includes 2,875,000 shares (approximately 4.8%) pledged to the Exchange Trust under the Contract described below, 279,476 shares (less than 1%) issuable upon exercise of employee stock options, 1,240,310 shares (approximately 2.1%) held of record by Flex Delaware, which is indirectly controlled by Mr. Murdock, and 80,870 shares (less than 1%) held by or for the benefit of Mr. Murdock's children.

On August 8, 1996, Mr. Murdock, as sole trustee of the Murdock Trust, entered into an underwriting agreement for the sale in an underwritten public offering of 2,875,000 shares of the Common Stock of Dole at $39.25 per share, less underwriting discount, fees and expenses. A Registration Statement on Form S-3 with respect to such offering was filed with the Securities and Exchange Commission on July 10, 1996 and, as subsequently amended, was declared effective August 8, 1996. The sale was consummated on August 14, 1996.

On August 8, 1996, the Murdock Trust also entered into a forward contract (the "Contract") with the Dole Food Automatic Common Exchange Security Trust (the "Exchange Trust"), an unaffiliated trust, relating to the disposition of a maximum of 2,875,000 additional shares (subject to adjustment) of the Common Stock of Dole held by the Murdock Trust (the "Exchange Shares").

                                                              Page 7 of 9 Pages



On August 14, 1996, the Exchange Trust completed a public offering and the Murdock Trust received $91,261,722 ($31.7438 per share), representing the price for the Contract, before expenses and fees.

The Contract requires delivery to the Exchange Trust on August 15, 1999 (the "Exchange Date") of a number of shares of Common Stock equal to the maximum amount of Exchange Shares of Common Stock subject to the Contract multiplied by the Exchange Rate, unless the Murdock Trust elects to pay the then current market price (as determined in accordance with the Contract, the "Current Market Price") of that number of Exchange Shares in cash to the Exchange Trust. The Exchange Rate is equal to (i) if the then Current Market Price of the Common Stock is less than $47.125 per share (the "Appreciation Threshold Price") but equal to or greater than $39.25 per share (the "Initial Price"), an amount equal to the Initial Price divided by the then Current Market Price, (ii) if the then Current Market Price is equal to or greater than the Appreciation Threshold Price, .8329 and (iii) if the then Current Market Price is less than the Initial Price, 1.0, subject in each case to certain antidilutive and similar adjustments.

The Murdock Trust retains the right to vote the Exchange Shares and receive dividends and other distributions on the Exchange Shares subject to the Contract during the term of the Contract. The Exchange Shares have been pledged to secure the obligations of the Murdock Trust under the Contract. The occurrence of certain defaults by the Murdock Trust under the Contract would cause the acceleration of the Contract and of the required delivery of the Exchange Shares (or other eligible collateral), cash or a combination thereof. Under these arrangements, the Murdock Trust retains an interest in appreciation, if any, in the market price of the Exchange Shares above (but will not realize a decline, if any, in the market price of the shares below) the Initial Price.

None of the persons filing this Statement nor to the best of their knowledge the officers or directors or any associate of any of them, owns or, except for employee stock options, had or has any right to acquire, directly or indirectly, any shares of Dole Common Stock in the last sixty days. None of the persons filing this Statement, nor to their best knowledge, any of their associates or affiliates has effected any transactions in the Common Stock of Dole in the last sixty days, except as reported above.

Mr. Murdock makes investment decisions and directs the voting of proxies relating to the Dole securities held by the Murdock Trust and Flex Delaware. In view of the investment and voting power vested in him, Mr. Murdock should be deemed a beneficial owner for purposes of Section 13(d) of the 1934 Act of these securities.

                                                               Page 8 of 9 Pages




ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is amended by adding the following:

Exhibit 6. Underwriting Agreement among Goldman, Sachs & Co., Mr. Murdock, as an individual and sole trustee of the Murdock Trust, and the Company, as executed.

Exhibit 7. Underwriting Agreement among Goldman, Sachs & Co., the Exchange Trust and Mr. Murdock, as an individual and sole trustee of the Murdock Trust, and the Company, as executed.

Exhibit 8. Purchase Agreement between the Exchange Trust and Mr. Murdock, as an individual and sole trustee of the Murdock Trust, as executed.

Exhibit 9. Collateral Agreement among Mr. Murdock, as an individual and sole trustee of the Murdock Trust, and the Bank of New York, as collateral agent, and the Exchange Trust, as executed.

                                                               Page 9 of 9 Pages



                                       SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated this 16th day of August, 1996.



Flexi-Van Corporation
Flexi-Van Leasing, Inc.
Flexi-Van Delaware, Inc.





By:  /s/ David H. Murdock
     --------------------------------------------
     David H. Murdock, as Chairman of the Board
       and Chief Executive Officer of each of
       such companies





By:  /s/ David H. Murdock
     --------------------------------------------
     David H. Murdock, as an individual and as
       Trustee of the David H. Murdock Living
       Trust, dated May 28, 1986, as amended